UNITED STATES
SEC SECURITIES AND EXCHANGE COM
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53021

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDINC 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins/Bay Island Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

567 San Nicolas Drive, Suite 460
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Budge Collins, Owner (949) 644-5771
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Budge Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collins/Bay Island Securities LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Budge Collins
Signature

President & Owner
Title

Genevieve S. Fulton
Notary Public

Genevieve S. Fulton

NOTARY PUBLIC GENEVIEVE S. FULTON STATE OF COLORADO

Commission expires 7/8/2013

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

All Purpose Acknowledgement

State of CO
County of Pitkin

On 2/21/11 (date), before me, Genevieve S. Fulton (notary),

personally appeared, Budge Collins (signers),

☒ personally known to me -- OR -- ☐ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within Instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s) or the entity upon behalf of which the person(s) acted, executed the instrument

NOTARY PUBLIC GENEVIEVE S. FULTON (seal) STATE OF COLORADO

Commission expires 7/8/13

WITNESS my hand and official seal

Genevieve S Fulton
(notary signature)

OPTIONAL INFORMATION

The information below is not required by law. However, it could prevent fraudulent attachment of this acknowledgement to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

☐ Individual
☒ Corporation Officer
Pres/Owner, Secretary/Treasurer
title(s)

☐ Partner(s)
☐ Attorney-In-Fact
☐ Trustee(s)
☐ Guardian/Conservator
☐ Other:

SIGNER IS REPRESENTING:
Name of Person(s) OR Entity(ies)

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report Form X-17A-5 Part III
Title or Type of Document

2
Number of Pages

12/31/10
Date of Document

Other

Right Thumbprint of Signer (If required)

COLLINS/BAY ISLAND SECURITIES LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of Collins/Bay Island Securities LLC

We have audited the accompanying statement of financial condition of Collins/Bay Island Securities LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Collins/Bay Island Securities LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 18, 2011

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash and cash equivalents	$	3,258,154
Securities owned, at fair value		2,501,624
Accounts receivable		4,078,036
Property and equipment, net		525,049
Other assets		106,046
	$	10,468,909
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	280,061
Commitment		
Member's equity		10,188,848
	$	10,468,909

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Collins/Bay Island Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company specializes in marketing third-party private investments.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers."

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 18, 2011. Subsequent events have been evaluated through this date.

Cash Equivalent

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Securities Owned, at Fair Value

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of operations and summary of significant accounting policies (continued)

Securities Owned, at Fair Value (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

<u>Investments in Securities</u>

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

<u>Investments in Private Investment Companies</u>

Investments in private investment companies are valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment companies, without adjustment, when the net asset valuations of the investments are calculated (or adjusted by the Company if necessary) in a manner consistent with GAAP for investment companies. The Company applies the practical expedient to its investments in private investment companies on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation. If it is probable that the Company will sell an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available, the Company considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in the secondary market, bids received from potential buyers, and overall market conditions in its determination of fair value.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation Techniques (continued)

Investments in Private Investment Companies (continued)

Investments in private investment companies are included in Level 2 or 3 of the fair value hierarchy. In determining the level, the Company considers the length of time until the investment is redeemable, including notice and lock-up periods or any other restriction on the disposition of the investment. The Company also considers the nature of the portfolios of the underlying private investment companies and their ability to liquidate their underlying investments. If the Company has the ability to redeem its investment at the reported net asset valuation as of the measurement date, the investment is generally included in Level 2 of the fair value hierarchy. If the Company does not know when it will have the ability to redeem the investment or it does not have the ability to redeem its investment in the near term, the investment is included in Level 3 of the fair value hierarchy.

Revenue Recognition

The Company earns referral fees from management and performance fees for accounts obtained for third-party investment companies. The fees are recognized on a quarterly or yearly basis as they are recognized by the investment advisors managing the investment companies.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over estimated useful lives of three to seven years. Expenditures for major renewals and improvements are capitalized while minor replacements, maintenance and repairs that do not improve or extend the life of such assets are charged to expense. Gains or losses on disposal of property and equipment are reflected in operations.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2007.

1. Nature of operations and summary of significant accounting policies (continued)

Concentration of Credit Risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution per depositor through December 31, 2013.

Concentration of Revenues

In 2010, the Company received 43% of its management fee revenues from one manager and 56% of its performance fee revenues from another manager.

Comprehensive Income

In accordance with GAAP, accumulated other comprehensive income as reported in the accompanying balance sheet represents unrealized gains on available for sale securities and minimum pension liability adjustment.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets				
U.S. Treasury bills	$ 2,501,624	$ -	$ -	$ 2,501,624

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

2. Fair value measurements (continued)

Changes in Level 3 assets and measured at fair value for the year ended December 31, 2010:

	LEVEL 3				
	Beginning Balance January 1, 2010	Realized & Unrealized Gains (Losses)	Purchases	Sales and Settlements	Ending Balance December 31, 2010
Assets					
Investments in private investment companies, at fair value	$ -	$ 54,470	$ 3,000,000	$ (3,054,470)	$ -

3. Property and equipment

Property and equipment consists of the following at December 31, 2010:

Automobile	$ 192,759
Leasehold improvements	82,284
Office equipment	100,191
Furniture and fixtures	234,131
Less accumulated depreciation	(84,316)
Property and equipment, net	$ 525,049

Depreciation expense for the year ended December 31, 2010 was $71,456.

4. Commitment

The Company leases office space under a non-cancellable operating lease expiring in May 2014. Aggregate future minimum annual rental payments in the years subsequent to 2010 are as follows:

Year ending,	
2011	$ 146,587
2012	95,537
2013	59,767
2014	25,308
	$ 327,199

Rent expense for the year ended December 31, 2010 was $99,414.

5. Pension and profit-sharing plans

Effective January 31, 2010 ("Termination Date"), the Company terminated its defined benefit pension plan (the "Plan") which covered all employees who have a minimum of 12 months of service and are 21 years or older. No employee contributions were permitted to the Plan. The Company funded the Plan in accordance with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Contributions to the Plan were determined on an actuarial cost method. The Company used a December 31 measurement date for the Plan. Upon termination of the Plan, the Company distributed all plan assets to the Plan participants during the year ended December 31, 2010.

The net actuarial loss and net prior service cost recognized in other comprehensive income were $54,235 and $0, respectively. Amortization of transition obligation recognized in net period benefit cost was $19,018. In total, other comprehensive loss in the statement of income and comprehensive income for the period from January 1, 2010 through the Termination Date was $35,217. Amounts in accumulated other comprehensive loss that have not been recognized in net periodic benefit cost as of the Termination Date include net loss, net prior service cost, and net transition obligation of $223,252, $0, and $190,173, respectively. Upon termination of the Plan, the Company recognized a loss on plan settlement in the amount of $396,519, eliminating its balances in overfunded pension asset, accrued pension benefit cost, and accumulated other comprehensive loss.

Weighted-average assumptions used for the year ended December 31, 2010 were as follows:

Discount rate	5.5 %
Salary increase	0.0 %
Expected long-term return on assets	5.5 %

The basis used for determining the discount rate and the overall expected long-term rate of return on assets was a benchmark of segment rates that are required by the Pension Protection Act of 2006. These segment rates are derived from a corporate bond yield curve utilizing bonds in the highest three quality ratings (AAA, AA, A) with maturities of 30 years or less. For the Plan, the rate for corporate bonds maturing in the first 5 years, rounded to 0.5%, was utilized.

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

5. Pension and profit-sharing plans (continued)

Changes in Level 3 assets and measured at fair value for the year ended December 31, 2010:

	LEVEL 3				
	Beginning Balance January 1, 2010	Realized & Unrealized Gains (Losses)	Purchases, Sales and Settlements	Net Transfers In and/or (Out) of	Ending Balance December 31, 2010
Assets					
Investments in private investment companies, at fair value	$ 1,639,594	$ 47,968	$ (1,687,562)	$ -	$ -

The Company also has a profit sharing plan and 401(k) plan for the benefit of its eligible employees. The Company's contribution to the profit sharing plan for the year ended December 31, 2010 is $89,424, all of which has been accrued as of December 31, 2010.

6. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital, maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was approximately $5,480,000 which was approximately $5,461,000 in excess of its minimum net capital requirement of approximately $19,000.

7. Subsequent events

On January 31, 2011, the Company distributed $250,000 to its sole member.

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010